                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
               ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes           No  X
         ---          ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's notice of Extraordinary General Meeting ("EGM") to be held on October 21, 2008, the form of proxy for the EGM and the reply slip.

                       (PETROCHINA COMPANY LIMITED LOGO)


 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

               (STOCK CODE IN THE HONG KONG STOCK EXCHANGE: 00857)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of the shareholders of PetroChina Company Limited (the "Company") of 2008 will be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC on 21 October 2008 (Tuesday) at 9:00 a.m. for the purpose of considering and, if deemed appropriate, passing, with or without modification, the following resolutions as ordinary resolutions:

                              ORDINARY RESOLUTIONS

1. "THAT, as set out in the circular dated 5 September 2008 issued by the Company to its shareholders (the "Circular"):

     (a) the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed;

     (b) the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement and the Revised Non- Exempt Annual Caps, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved; and

     (c) the execution of the New Comprehensive Agreement by Mr. Zhou Mingchun, Chief Financial Officer for and on behalf of the Company be and is hereby approved, ratified and confirmed and that Mr. Zhou Mingchun be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

2.   "THAT, as set out in the Circular:

     (a) the supplemental agreement to the CRMSC Products and Services Agreement between the Company and China Railway Materials and Suppliers Corporation (as attached to the resolution) be and is hereby approved, ratified and confirmed;

     (b) the Non-Exempt Continuing Connected Transactions under, and the Proposed Caps in respect of, the supplemental agreement to the CRMSC Products and Services Agreement which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved; and

     (c) the execution of the CRMSC Products and Services Agreement by Mr. Zhou Mingchun, Chief Financial Officer for and on behalf of the Company be and is hereby approved, ratified and confirmed and that Mr. Zhou Mingchun, be and is hereby authorised to make any amendment to the CRMSC Products and Services Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions."

                                                  By Order of the Board
                                                PETROCHINA COMPANY LIMITED
                                                         LI HUAIQI
                                                  Secretary to the Board

Beijing, 5 September 2008

NOTES:

1. Holders of H shares and holders of A Shares whose names are registered in the register of members of the Company at the close of business on Friday, 10 October 2008 are entitled to attend and vote at the Extraordinary General Meeting. Persons holding the Company's H shares should note that the register of members of the Company's H shares will be closed from Saturday, 20 September 2008 to Tuesday, 21 October 2008, both days inclusive, during which period no transfer of H Shares will be effected.

2. Shareholders who intend to attend the Extraordinary General Meeting are required to send the reply slip to the Secretariat of the Board of the Company by Tuesday, 30 September 2008. Please refer to the form of reply slip for details.

3. Any shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Secretariat of the Board of the Company not later than 24 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.

Address of Secretariat of the Board of the Company:

Secretariat of Board of Directors of PetroChina Company Limited
Room 1521, World Tower, 16 Andelu, Dongcheng District
Beijing, 100011, PRC
Tel: 8610-8488 6270
Fax: 8610-8488 6260

                       (PETROCHINA COMPANY LIMITED LOGO)

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (Stock Code: 857)

       FORM OF PROXY FOR THE SECOND EXTRAORDINARY GENERAL MEETING OF 2008
                     TO BE HELD ON TUESDAY, 21 OCTOBER 2008

--------------------------------------------------------------------------------
Number of shares to which this Proxy relates(1)
--------------------------------------------------------------------------------
Type of shares (A Shares or H Shares) to which
this Proxy relates(1)
--------------------------------------------------------------------------------

I/We(2)______________________________________________________________________ of
________________________________________________________________________________
(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the "Company") hereby appoint the Chairman of the Meeting or(3) _____________________________________________________________________________ of
______________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Second Extraordinary General Meeting of the Company of 2008 to be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District Beijing, the PRC on Tuesday, 21 October 2008 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

--------------------------------------------------------------------------------
               ORDINARY RESOLUTION              FOR(4)  AGAINST(4)  ABSTAIN(4)
--------------------------------------------------------------------------------

1.   "THAT, as set out in the circular dated
     5 September 2008 issued by the Company
     to its shareholders (the "Circular"):

     (a)  the New Comprehensive Agreement
          entered into between the Company
          and China National Petroleum
          Corporation be and is hereby
          approved, ratified and confirmed;

     (b)  the Non-Exempt Continuing Connected
          Transactions and the Proposed Caps
          of the Non- Exempt Continuing
          Connected Transactions under the
          New Comprehensive Agreement and the
          Revised Non-Exempt Annual Caps,
          which the Company expects to occur
          in the ordinary and usual course of
          business of the Company and its
          subsidiaries, as the case may be,
          and to be conducted on normal
          commercial terms, be and are hereby
          generally and unconditionally
          approved; and

     (c)  the execution of the New
          Comprehensive Agreement by Mr. Zhou
          Mingchun, Chief Financial Officer
          for and on behalf of the Company be
          and is hereby approved, ratified and
          confirmed and that Mr. Zhou Mingchun
          be and is hereby authorised to make
          any amendment to the New Comprehensive
          Agreement as he thinks desirable and
          necessary and to do all such further
          acts and things and execute such
          further documents and take all such
          steps which in his opinion may be
          necessary, desirable or expedient to
          implement and/ or give effect to the
          terms of such transactions."
--------------------------------------------------------------------------------
2.   "THAT, as set out in the Circular:

     (a)  the supplemental agreement to the
          CRMSC Products and Services Agreement
          between the Company and China Railway
          Materials and Suppliers Corporation
          (as attached to the resolution) be
          and is hereby approved, ratified and
          confirmed;

     (b)  the Non-Exempt Continuing Connected
          Transactions under, and the Proposed
          Caps in respect of, the supplemental
          agreement to the CRMSC Products and
          Services Agreement which the Company
          expects to occur in the ordinary and
          usual course of business of the
          Company and its subsidiaries, as the
          case may be, and to be conducted on
          normal commercial terms, be and are
          hereby generally and unconditionally
          approved; and

     (c)  the execution of the CRMSC Products
          and Services Agreement by Mr. Zhou
          Mingchun, Chief Financial Officer for
          and on behalf of the Company be and
          is hereby approved, ratified and
          confirmed and that Mr. Zhou Mingchun
          be and is hereby authorised to make
          any amendment to the CRMSC Products
          and Services Agreement as he thinks
          desirable and necessary and to do all
          such further acts and things and
          execute such further documents and
          take all such steps which in his
          opinion may be necessary, desirable
          or expedient to implement and/or give
          effect to the terms of such
          transactions."
--------------------------------------------------------------------------------

Date ____________________ 2008            Signature(s)(5)_______________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.
2. Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: "ABSTAIN". ANY ABSTAIN VOTE OR WAIVER TO VOTE SHALL BE DISREGARDED AS VOTING RIGHTS FOR THE PURPOSE OF CALCULATING THE RESULT OF THAT RESOLUTION. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.
6. Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.
7. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

                        (PETROCHINA COMPANY LIMITED LOGO)

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (Stock Code: 857)

                                   REPLY SLIP

To: PetroChina Company Limited (the "Company")

I/We(1) __________________________________________ (English name): __________ of
________________________________________________________________________________
(address as shown in the register of members) (telephone number(s)(2): _______ ) being the registered holder(s) of _______________ (3) H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Second Extraordinary General Meeting of the Company of 2008 to be held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the PRC on 21 October 2008 at 9 a.m.

Date: ___________________________ 2008



Signature(s): __________________________

Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.
(3)  Please insert the number of shares registered under your name(s).
(4) The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower,
     16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) on or before Tuesday, 30 September 2008 personally, by mail or by fax (fax number: (8610) 8488 6260).

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notice to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      PetroChina Company Limited



Dated: September 8, 2008                              By:    /s/ Li Huaiqi
                                                             -------------------
                                                      Name:  Li Huaiqi
                                                      Title: Company Secretary